UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Clarifications on CVM/B3 questionings

To

B3 S.A. – Brasil, Bolsa, Balcão

Listing and Issuer Supervision Department

Attn.: Ms. Ana Lucia da Costa Pereira

cc:

CVM – Brazilian Securities and Exchange Commission

Corporate Relations Department

Attn.: Mr. Fernando Soares Vieira

Ref.: Official Letter B3 258/2026-SLE dated August 24th 2026 (“Official Letter”)

Banco Bradesco S.A. (“Bradesco” or “Bank”) hereby sets forth its clarifications regarding the Official Letter referred to above, transcribed at follows:

“An article published by the newspaper O Globo on August 24, 2026, entitled “Who Will Finance the Funds Seeking to Purchase Amil” which states, among other assertions, that:

•	Bradesco will finance the Advent and Bain Capital funds in the purchase of Amil. It is willing to provide a check for R$ 12 billion.

We request clarification regarding the item highlighted above, by August 25, 2026, including confirmation or denial thereof, as well as any other information deemed relevant.”

Clarification:

Regarding the subject matter of the Official Letter, Bradesco clarifies that there is no binding document or agreement entered into between the Bank and the parties mentioned with the transaction referred to therein.

Bradesco further understands that, even if it were to participate in a transaction on the terms mentioned in the article, such participation would not give rise to an obligation to disclose a material fact, given that it would be a customary transaction in the ordinary course of its business.

It should be noted that, in significant and high-value merger and acquisitions transactions, it is natural that there may be market discussions regarding financing alternatives, as well as interest from potential acquirers in evaluating financing structures with different financial institutions.

Bradesco remains available to provide any further clarification that may be required.

Cidade de Deus, Osasco, August 25, 2026

Banco Bradesco S.A.

André Costa Carvalho
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.